June 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Precidian ETFs Trust
File Nos. 333-171987 and 811-22524
Form 40-17G/A

Ladies and Gentlemen:

Precidian ETFs Trust (the "Trust") is filing this amendment to its Form 40-17G filing filed on June 2, 2026 (Accession No. 0001499655-26-000020) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

This amendment is being submitted solely to provide the statement required by Rule 17g-1(g)(1)(ii)(C) under the 1940 Act.

Pursuant to Rule 17g-1(g)(1)(ii)(C), the amount of the single insured bond which the Trust would have provided and maintained had it not been named as an insured under a joint insured bond is $225,000.

Except as expressly set forth herein, the Trust's original Form 40-17G filing remains unchanged.

Please contact the undersigned if you have any questions concerning this filing.

Sincerely,

/s/ Karen Shupe
Treasurer and Principal Executive Officer
Commonwealth Fund Services, Inc.
On behalf of Precidian ETFs Trust